

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2014

Via E-mail
Mr. Mark E. Seaton
Chief Financial Officer
First American Financial Corporation
1 First American Way
Santa Ana, CA 92707

Re: **First American Financial Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2013
            Filed February 25, 2014
            File No. 001-34580

Dear Mr. Seaton:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Significant Accounting Policies
Escrow deposits and trust assets, page 63

1. Please tell us the dollar amount of escrow deposits held at the Company's federal savings bank subsidiary classified as cash and cash equivalents versus as debt and equity securities at December 31, 2012 and 2013 and September 30, 2014. Tell us the nature of any restrictions as to the use of these escrow deposits and why classification as cash and cash equivalents is appropriate. Refer to ASC 230-10. Also tell us your consideration of the disclosures required by Rule 5-02.1 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Sasha Parikh at (202) 551-3627 or Keira Nakada at (202) 551-3659 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant